STEVENS & LEE

LAWYERS & CONSULTANTS

620 Freedom Business Center

Suite 200

P.O. Box 62330

King of Prussia, PA 19406

(610) 205-6000 Fax (610) 337-4374

www.stevenslee.com

Direct Dial:	(610) 205-6028
Email:	jpw@stevenslee.com
Direct Fax:	(610) 371-7974

December 16, 2005

VIA EDGAR AND FEDERAL EXPRESS

Zafar Hasan

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Eastern Insurance Holdings, Inc.
Registration Statement on Form S-1 filed October 11, 2005
File No. 333-128913

Dear Mr. Hasan:

On behalf of Eastern Insurance Holdings, Inc. (“Eastern Holdings”), this letter responds to your letter, dated November 8, 2005, regarding the Registration Statement on Form S-1 of Eastern Holdings (the “Registration Statement”) filed on October 11, 2005. Each of your comments is set forth below, followed by the related response. The page references in our responses are to the revised prospectus included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and to the marked copy (the “Blackline”) reflecting changes made to the Registration Statement. Amendment No. 1 is being filed today by electronic submission.

General

1.	Please complete as many of the blanks in your filing as possible prior to filing the next amendment.

We have completed as many of the blanks in the Registration Statement as are possible at this date. The dates of the special meetings of the shareholders of EHC and the members of Educators, as well as the date when the conversion offering will expire, cannot be determined until the SEC’s review of the Registration Statement has been completed and the Pennsylvania Department of Insurance has approved the conversion.

2.	Supplementally, please explain to us why a holder’s voting in favor of the conversion is not an investment decision. Also, tell us when the shareholder meeting is to take place (i.e. - before or after which of the offerings).

A vote by eligible policyholders to approve the Plan of Conversion is not a decision to invest in the Company’s common stock. Rather, it is a decision to approve the conversion of Educators from mutual to stock form in accordance with the Plan. The Company’s management believes that eligible policyholders will vote in favor of the Plan because of the benefits that the stock company structure and increased capital surplus resulting from the conversion will provide to policyholders. An eligible policyholder who votes to approve the Plan is under no obligation to purchase shares of common stock in the offering or otherwise. Similarly, eligible policyholders who vote against approval of the Plan may, if the Plan is approved by the required vote of the eligible policyholders, purchase shares of common stock in the offering. Each eligible policyholder will receive a copy of the Prospectus which contains the necessary information for them to make a decision on whether or not to purchase shares of common stock in the offering.

Not less than thirty (30) days following the date on which Educators mails to each eligible member a notice, a proxy statement and a form of proxy relating to the special meeting of policyholders and certificate-holders to be held by Educators for purposes of considering and voting upon the Plan of Conversion, a special meeting of eligible members will be held. The Plan of Conversion must be approved by the affirmative vote of at least two-thirds of the votes cast at the special meeting of eligible members.

The EHC shareholder meeting at which EHC shareholders will vote on the domestication of EHC and the merger will occur at approximately the same date as the meeting of Educators members. EHC shareholders, in addition to a copy of the prospectus with respect to the conversion offering (which they will receive because they are entitled to subscribe for shares under the Plan), will be mailed a proxy statement/prospectus that will form a part of an S-4 registration statement to be filed by Eastern Holdings to register the shares to be issued in the merger.

The subscription offering and the community offering will occur concurrently with the solicitation of proxies for the meeting of Educators members and the meeting of EHC shareholders.

3.	Please explain to us the timing of the proxy solicitation to policyholders. In that regard it appears that for purposes of Section 5 you should at least have a Section 10 prospectus on file before you commence the solicitation.

As soon as practical after the S-1 Registration Statement and the S-4 Registration Statement are declared effective, Educators will mail to each eligible member a notice, a proxy statement which will have been reviewed by the Pennsylvania Insurance Department in connection with its approval of the conversion, and the form of proxy relating to the special meeting of policyholders and certificate-holders to be held by Educators for purposes of considering and voting upon the Plan of Conversion. Such mailing also will include the Prospectus which is part of the S-1 Registration Statement, and the Prospectus will be filed with the Commission before commencement of the proxy solicitation.

The Educators proxy statement will be filed as Exhibit 99.4 by an amendment to the Registration Statement as soon as it is available.

4.	Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We note, for example, that you have not filed the opinion or consent of your legal counsel. Also, we may have substantial comments upon reviewing your subscription agreement.

We have filed all of the exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K that are currently available, including the opinion and consent of legal counsel (Exhibit 5.1). We will provide to you supplementally and by the filing of an amendment to the Registration Statement the form of subscription agreement (Exhibit 99.1) and any marketing materials proposed to be used in connection with the conversion offering (Exhibit 99.3). This will be done as soon as they are electronically available.

5.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

We have considered the Staff’s comment in connection with our preparation of Amendment No. 1 to the Registration Statement.

6.	In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

We have complied with the Staff’s instruction.

7.	Supplementally or in the next amendment, please provide all exhibits and sales related documents you intend to use in the offering, for our examination. Please file the subscription agreement. We may have further comments.

We will provide to you as soon as possible the form of subscription agreement (Exhibit 99.1) and any marketing materials proposed to be used in connection with the conversion offering (Exhibit 99.3). We will provide them supplementally and by filing an amendment to the Registration Statement.

8.	Please forward to us copies of your plan of conversion and any comment and response letters you have submitted or received from the Pennsylvania Insurance Department or other regulators in connection with the conversion and the merger.

We have sent to the Staff separately by Federal Express copies of the comment letters of the Pennsylvania Insurance Department dated October 3 and October 27, 2005 and our responses to such comment letters. A copy of the Second Amended Plan of Conversion is being filed with Amendment No. 1 as Exhibit 2.1. A copy of the First Amended Plan of Conversion was previously filed as Exhibit 2.1 to the Registration Statement.

9.	Supplementally, please furnish us with the “board books” or other valuation materials furnished to you by each of Feldman and Keefe Bruyette. We may have further comments upon reviewing this material.

We have sent to the Staff separately by Federal Express copies of a presentation prepared by Keefe, Bruyette & Woods, Inc. to the board of directors of Educators and the appraisal prepared by Feldman Financial Advisors, Inc., which are the only valuation materials furnished by Keefe, Bruyette & Woods, Inc. and Feldman Financial Advisors, Inc.

10.	Supplementally, with a view to disclosure, tell us if you plan to register under the Securities Act the sale of the 3,300,711 shares to be issued to EHC shareholders or try to rely upon an exemption from registration regarding the issuance.

As we discussed with Zafar Hasan after the filing of the Registration Statement on Form S-1 covering the shares of common stock to be issued in the conversion offering, Eastern Holdings plans to file a Registration Statement on Form S-4 covering the shares of common stock of Eastern Holdings to be issued to the EHC shareholders as part of the consideration being paid in the merger. Eastern Holdings plans to file the S-4 Registration Statement shortly after the filing of Amendment No. 1 to the S-1 Registration Statement. Because there is a large amount of material in the S-4 Registration Statement that is duplicative of the information contained in the S-1 Registration Statement (e.g., the MD&A and Business sections for each company and the pro forma data), we respectfully suggest that the S-4 Registration Statement be reviewed by the same Staff members as are reviewing the S-1.

11.	Does Keefe Bruyette plan to use any supplemental or additional material or disclosure in connection with the community offering? If it does, you should file such material.

Any additional material to be used by Keefe, Bruyette & Woods, Inc. in connection with the subscription offering or the community offering will be filed by an amendment to the Registration Statement as Exhibit 99.3.

12.	Please provide all of the disclosure required by Item 201 of Regulation S-K, including but not limited to information concerning shares eligible for future sale in accordance with Item 201(a)(2).

We have included in the Section titled “Market for Eastern Holdings Common Stock” on page 45 of the Prospectus all of the disclosure required by Item 201(a)(2) concerning shares eligible for future sale.

Prospectus Cover Page

13.	If applicable, you should refer to the account in which funds will be placed as an escrow account rather than as an “account.” Please name the escrow agent and file the escrow agreement as an exhibit. Also, throughout the Prospectus and the other offering-related documents, you should instruct subscribers to send funds directly to the escrow agent if checks are going to be made payable to the company.

We have revised the disclosure on the Prospectus cover page to state that funds will be held in an escrow account at Christiana Corporate Services, Inc. We have filed the escrow agreement as Exhibit 99.2 to Amendment No. 1. We have revised the disclosure on pages 10, 227 and 228 to state that all checks and money orders should be made payable to the escrow agent.

14.	Clarify on the cover page that EHC is an insurance company that is not affiliated with Educators or Eastern and will not be unless the transactions are completed.

We have stated on the Prospectus cover page that EHC is an insurance holding company that is not affiliated with Educators or Eastern Holdings and that it will not be affiliated with either Educators or Eastern Holdings unless the transactions are completed.

15.	Where you discuss the 100,000 share purchase limitation, you should add disclosure which briefly mentions the 150,000 share associate limitation.

We have added disclosure on the Prospectus cover page disclosing the 150,000 share limitation on group purchases by associates and persons acting in concert.

Prospectus Summary

Educators Mutual Life Insurance Company, p.2

16.	Please update the financial information contained in this section to include September 30, 2005 results and otherwise update your financial statements in accordance with Article 3-12 of Regulation S-X.

The financial information contained in the Prospectus Summary and throughout the Registration Statement has been updated to include September 30, 2005 results, and the financial statements have been updated in accordance with Article 3-12 of Regulation S-X.

17.	Please include a brief summary that explains the fact that management has interests that are distinct from the interests of unaffiliated holders in the set of transactions that will follow from this offering. Also describe what those interests are and from where they come, and state that executive officers, directors, and affiliates will have significant ownership interest after the transactions and that a portion of their ownership will come from shares that will be issued at less than the $10 per share purchase price.

A summary of the ways in which the interests of management are distinct from the interests of persons who subscribe to purchase shares of Eastern Holdings common stock was included in the Prospectus Summary under the caption “Benefits of the Offering to Management” on page 12 of the Prospectus. We have renamed this section “Interests of Directors and Officers in the Conversion and the Merger” and have added disclosure stating that directors and officers may have interests different from or in addition to the interests of subscribers. The existing disclosure states that (i) directors, officers and employees will have the opportunity to acquire additional shares under the various stock benefit plans that will be implemented in connection with or after the conversion and the merger, and (ii) that shareholders of Eastern who are not directors or employees of Eastern will not be able to participate in such plans. This section of the Prospectus Summary already states that the officers and employees who participate in the ESOP will not pay anything for shares awarded to them under such plan and that directors and officers who are granted restricted stock awards under the stock compensation plan will not pay anything for such shares.

18.	At the end of the first paragraph of this subsection and on page 78 in the Business section, you reference the “active producer management process, which we believe fosters strong producer relationships and competitive advantages.” Statements of opinion are not appropriate for the Prospectus Summary and you should limit your discussion to your plans without referencing competitive advantages, strong relationships or similar terms unless you can provide substantiation for these claims. Please revise the summary accordingly.

We have revised this section at page 4 of the Prospectus to delete the statement of opinion and to more factually describe EHC’s active producer management process.

Our Strategy, p.2

19.

We note your discussion of risk factors in the last paragraph under “Our Strategy.” Please revise your discussion of your strategies here and in the Business Section to discuss the risks and challenges you will face in implementing your strategies. Also, please revise the summary to include a new, separate subsection that describes the risks the company is facing and highlights the most material risks. This section should receive the same prominence as the “Our Strategy” subsection.

We have revised this section to highlight risks associated with certain elements of our strategy and added a new section at page 5 in the summary entitled “Risks Associated with Our Strategy.”

20.	You state that you will continue to align the interests of Eastern Holdings and its producers by encouraging producers to own Eastern Holdings stock. How have you done this in the past and how do you plan to do this going forward?

EHC producers were encouraged to purchase shares of EHC common stock, and in fact all of them did purchase shares of common stock. As a result, those EHC producers will receive Eastern Holdings common stock in the merger. Eastern Holdings will continue this practice and will encourage the producers of its insurance company subsidiaries that do not receive shares in the merger to purchase Eastern Holdings common stock in the open market, but Eastern Holdings does not intend to make this a condition to appointment as a producer. We believe the current disclosure is accurate.

21.	You state that you believe you are able to provide a level of service that will allow you to maintain a competitive advantage. What is the basis for your apparent conclusion that you have a competitive advantage?

We have deleted the reference to competitive advantage on page 4 of the Prospectus.

22.	You state that the transactions will allow you to improve an AM Best rating of B++. Please disclose that AM Best has 16 ratings and that B++ is the fifth highest rating out of 16. You should also state that AM Best may not undertake or complete soon the process that could result in your rating being improved and that you may not obtain the improved rating.

We have made the revisions on page 5 as requested by the Staff.

23.	In your last bullet, “Growth through new product introductions and acquisitions,” you state that acquisition of other insurance companies or shell companies is an important component of your strategy. Please disclose whether or not you have any specific acquisition opportunities that are currently in the letter of intent, or similar or later phase, or which are contingent upon the closing of the conversion. We may have further comments.

We have added a sentence on page 5 of the Prospectus stating that Eastern Holdings currently has no specific plans, intentions, arrangements or understandings regarding any acquisitions or similar transactions.

Conversion of Educators from Mutual to Stock Form, p.4

24.	Please explain briefly what a mutual form is, what a stock form is and the primary differences between the two.

An explanation of the difference between mutual and stock companies has been added at page 6.

25.	We note the subscriber order of priority in this subsection. Please provide the dates of the offerings for each category listed in the order.

We have made revisions on the Prospectus cover page, and pages 6 and 218 to state that the offering is being made simultaneously to all of the categories listed and that subscriptions will be filled in the order of priority as listed.

26.	Here and throughout the filing, where appropriate, please disclose what filings you will make with us and how you will notify subscribers if the offering is extended.

The offering may be extended only once without a filing. Thereafter, the offering may be extended only by means of an amended prospectus filed with the Commission and delivered to all subscribers. If the offering is extended, each subscriber will be notified by mail and will be given the opportunity to confirm, modify or rescind such subscriber’s subscription. The disclosure at pages 11 and 220 has been revised to clarify this procedure.

27.	Please explain who IBSi is the first time you mention them.

We have revised the disclosure on page 6 to explain who IBSi is the first time it is mentioned in the Prospectus.

28.	Please expand the disclosure here to state that you will complete the conversion even if the merger is not completed.

Because the conversion will not be completed if the merger is not completed, we expanded the disclosure on page 7 of the Prospectus to include a statement similar to the statement made on the Prospectus cover page that neither the conversion nor the merger will be completed unless both are completed.

The Merger, p.5

29.	For each vote described as an approval of EHC shareholders, please disclose the percentage of shares that must approve the transaction in order to satisfy the condition precedent.

We have added a statement on page 7 of the Prospectus disclosing the percentage of shares voted at the meeting that must vote in favor of both the domestication and the merger to approve such matters. This required percentage is also disclosed on page 209 of the Prospectus.

30.	For each required approval of EHC shareholders that only requires a majority vote for approval, please disclose that the directors of EHC have enough voting power to provide these approvals and quantify their aggregate voting power.

We have disclosed on page 7 and page 209 of the Prospectus that the directors of EHC hold the power to vote 51.9% of the outstanding shares of EHC capital stock and that such directors have agreed to vote in favor of both the domestication of EHC as a Pennsylvania corporation and the merger. An affirmative vote of two-thirds of the shares voted at the meeting is required to approve both the domestication and the merger. Accordingly, if all of the outstanding shares of EHC are voted at the meeting, the directors of EHC do not have sufficient voting power to approve these matters.

How We Determined the Price..., page 7

31.	You state that Feldman’s appraisal does not indicate market value. State here and throughout the filing whether or not you have obtained any indication as to what market value is. We note that you are issuing over 3,000,000 shares to EHC shareholders in the merger. Did Keefe Bruyette value those shares as part of determining whether they represented fair consideration in the merger? If it did, what was the market value assigned to them? Did that value exceed the $10 per share offering price?

We have revised the disclosure on pages 9 and 221. Feldman’s appraisal is an estimate of the fair market value of Educators as a subsidiary of Eastern Holdings. The intent of the disclosure was merely to warn the reader that the actual value of Eastern Holdings common stock may not equal the estimated value indicated by the Feldman appraisal. Furthermore, the Feldman appraisal does not, and by Pennsylvania law is not permitted to, take into account the effect of the merger on such appraised value.

Separately, in its board presentation (a copy of which has been delivered to the Staff), Keefe Bruyette did discuss the potential after-market appreciation of Eastern Holdings common stock, primarily by reference to historic price appreciation of other mutual to stock conversions. While we believe that this was relevant for the Educators board to consider in determining whether to proceed with the acquisition of EHC, we do not believe disclosure of possible after-market appreciation of conversion stocks is appropriate in the S-1 because it is inherently speculative and therefore arguably misleading.

How you can pay…, page 9

32.	State to whom checks or money orders should be made payable.

We have added a sentence on pages 10, 227 and 228 of the Prospectus stating that checks should be made payable to “Christiana Corporate Services, Inc.”, which is acting as escrow agent.

Benefits of the offering to Management, p.10

33.	With regard to management, you should introduce the section with a discussion of the percentage ownership multiplied by aggregate book value held by each manager before and after the transactions. Also disclose any other management interests that are divergent from the interests of nonmanagement stockholders. As one example only, we note that management may participate in the ESOP while non-employee stockholders will not have this benefit. We may have further comments on your revisions.

We have included a table on page 12 of the Prospectus that shows the book value of the shares of EHC common stock as of September 30, 2005, owned by each director and officer of EHC and the amount of cash and the value of the shares of Eastern Holdings common stock that each such director and officer of EHC will receive in the merger in exchange for his or her shares of Eastern Holdings common stock. No officer or director of Educators will own any common stock prior to the conversion and the merger.

We have also revised the disclosure to state that (i) directors, officers and employees will have the opportunity to acquire additional shares under the various stock benefit plans that will be implemented in connection with or after the conversion and the merger, and (ii) that shareholders of Eastern Holdings who are not directors or employees of Eastern Holdings will not be able to participate in such plans. This section of the Summary already states that the officers and employees who participate in the ESOP will not pay anything for shares awarded to them under such plan and that directors and officers who are granted restricted stock awards under the stock compensation plan will not pay anything for such shares.

Risk Factors, p.11

34.	In the introductory paragraph, you should state that if any of the risks described in the Risk Factors section in fact come to fruition, the price of the Holding Company’s common stock could decrease materially and that a shareholder’s investment would consequently decline in value.

We have revised the introductory paragraph of the Risk Factors section on page 14 to state that if any of the risks described in that section occur, the price of Eastern Holdings common stock could decrease materially and a shareholder’s investment could decline in value.

35.	In the introductory paragraph, please delete the second and third sentences. All material risks should be disclosed in the risk factors section.

The second and third sentences in the introduction paragraph of the Risk Factors section on page 14 have been deleted.

36.	Please make sure that your risk factors are as fact-specific as possible. For example, on page 11 in the risk factor “Our results may be adversely affected if our actual losses...,” you refer as a factor that could affect coverage “legislative enactments, judicial decisions and legal developments...” If there are specific facts that suggest that legal decisions, enactments or developments will impact your ability to cover losses, you should disclose those facts with specificity rather than referring to these problems generically.

Please review all of your risk factors to make sure that they are as fact-specific as possible. Please also advise us as to each change made in response to this comment.

We have reviewed each risk factor and made changes to the following risk factors to make them more specific:

•	“Our results may be adversely affected if our actual losses exceed our loss reserves” at page 14.

•	“If we do not accurately establish our premium rates, our results of operations may be adversely affected” at page 15.

•	“If we cannot improve results and premium volume in our group benefits business, our financial results will be adversely affected and we may terminate or sell our group benefits business” at page 17.

•	“All of the specialty reinsurance business of Eastern Re is controlled by one of our directors, who is also a director and shareholder of EHC, and is placed with one primary insurer and the loss of this business would adversely affect us” at page 17.

•	“If we fail to comply with insurance industry regulations, or if those regulations become more burdensome, we may not be able to operate profitably” at page 22.

•	“Because EHC’s workers’ compensation insurance business is concentrated in Pennsylvania, EHC is subject to local economic risks as well as to changes in the regulatory and legal climate in Pennsylvania” at page 25.

•	“Our results may fluctuate as a result of many factors, including cyclical changes in the insurance industry” at page 27.

•	“Compliance with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act and Nasdaq listing requirements could result in higher operating costs and adversely affect our results of operations” at page 30.

•	“The implementation of the stock compensation plan may dilute your percentage ownership interest” at page 35.

If we cannot improve results and premium volume..., p.14

37.	Please disclose the amount of losses, if any, that you have incurred in the group benefits business.

We have revised the disclosure on page 17 to include underwriting losses incurred in the group benefits business.

All of the specialty reinsurance business of Eastern Re..., p.14

38.	We note your discussion of Mr. Bitner’s role with the AmPro and the company. If it is your intention to explain any risk associated with Mr. Bitner’s role in both companies, please revise your disclosure to explain this risk more clearly.

We have revised the disclosure on page 17 to indicate that the loss of Mr. Bitner’s goodwill could have a material adverse effect on our results of operations.

Our ability to manage our exposure to underwriting risks..., p.15

39.	You indicate that the cost and availability of reinsurance is subject to current market conditions. If reinsurance is difficult to obtain or cost-prohibitive at this time, you should disclose this fact specifically rather than referring to market conditions generally.

We have revised this statement on page 18 of the Prospectus to state that reinsurance is not difficult to obtain or cost-prohibitive at this time.

A reduction in our AM Best rating.., p.16

40.	Please disclose any facts or circumstances that suggest your rating could decrease in the immediate future.

We are not aware of any facts or circumstances that would cause our ratings to decline in the immediate future. Accordingly, we have not revised the disclosure.

Our investment performance may suffer..., p. 16

41.	Please delete the phrase “or other factors” from the heading, as it should reflect all factors described in the risk factor.

We have deleted the phrase “or other factors” from the heading. See page 19.

The, outcome of recent industry investigations..., page 17

42.	We noted from your risk factor that you encourage your producers to purchase your stock. Please explain to us what this entails. In your response please tell us whether you give stock as compensation for services provided by the producer and whether the producers can purchase the stock at a discount to the market value.

EHC has a limited number of producers, and they have all purchased EHC common stock in the past, as it was encouraged. Eastern Holdings intends to encourage any producers who do not receive Eastern Holdings stock in the merger and who do not purchase stock in the conversion offering to purchase Eastern Holdings common stock in the open market. The producers have not received, and will not receive, stock as compensation for services provided by them, and they cannot purchase the stock at a discount to the market value.

If we fail to comply with insurance industry regulations..., p 18,

43.	We note your reference to regulation of acquisitions and dispositions. Please disclose whether this transaction will require approvals under Pennsylvania law. If so, please consider including a separate risk factor relating to the required approvals.

We have disclosed in the Prospectus on page 209 that the conversion and the merger are subject to approval by the Pennsylvania Insurance Department. We will not be permitted to mail this Prospectus until the Pennsylvania Insurance Department approves both the conversion and the acquisition. Accordingly, we do not believe that a risk factor is appropriate.

We Could Be Adversely Affected By the Loss Of Our Existing Management..., p.21

44.	If you have reason to believe that any key employee will be leaving the company, please disclose this fact in this risk factor.

We do not have any reason to believe at this time that any key employee may be leaving the company. Accordingly, no additional disclosure has been added.

Dividends, page 40

45.	Please provide similar disclosure regarding statutory dividend limitation amounts for 2003 and 2004.

On page 44 of the Prospectus we have added the limit on dividends that could have been paid in 2003 and 2004 by Educators and the insurance company subsidiaries of EHC.

Market for Eastern Holdings Common Stock, page 41

46.	You state that investors should not view your common stock as a short-term investment. What does this mean? Do you expect the market price of your common stock to decrease and remain below the $10 offering price after the transaction is complete? Are there restrictions on resales that investors should know about? Please provide disclosure responsive to each of these questions or delete this disclosure.

We have deleted the statement on page 45 that investors should not view the common stock as a short-term investment. We do not expect the market price of the common stock to decrease and remain below the $10 per share offering price after the transaction is completed. Other than (i) the restriction on the ability of officers and directors of Educators to sell their shares during the one-year period following completion of the conversion as described on page 190 of the Prospectus, (ii) restrictions on sales by affiliates imposed by Rule 145, and (iii) the restriction on sales by officers, directors and 10% shareholders under Section 16 of the Securities Exchange Act of 1934, as amended, we are not aware of any restrictions on resales by investors.

Capitalization, page 42

47.	Please correct the capitalization table to reflect changes in the authorized, issued and outstanding share information. For instance, it appears the preferred stock which you list as issued and outstanding will not be issued and outstanding on the pro forma basis you present. Please correct the table throughout.

The historical authorized, issued and outstanding stock information has been eliminated from the table on page 46.

Unaudited Pro Forma Condensed Consolidated Balance Sheet As of June 30, 2005, page 45

48.	It appears that the EHC historical information for the retained earnings and accumulated other income, net of deferred taxes does not agree to Eastern Holding Company’s Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2005. Please revise the filing or tell us why there is a difference.

We have updated the pro forma financial information on page 48 with September 30, 2005 numbers and the equity section components agree with the financial statements of EHC.

Unaudited Pro Forma Condensed Consolidated Income Statement for the Year Ended December 31, 2004

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income, page 51

49.	We refer to the intangible assets disclosed in adjustment 6. Please disclose the nature of each intangible asset. In addition please explain to us how an intangible asset was created for the multi-year assumed reinsurance contract.

Please note additional disclosures as part of adjustment 6 on page 54 with respect to the nature of intangible assets.

The following guidance on contractual relationships was the basis for the intangible asset with respect to the multi-year assumed reinsurance contract:

The multi-year assumed reinsurance contract has historically experienced above market profitability. The following in an excerpt from Paragraph 39 of Statement of Financial Accounting Standard 141, Business Combinations:

An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations).

Accordingly, an intangible asset was created for the above-market economic value associated with the contractual relationship with respect to EHC’s multi-year assumed reinsurance contract.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Educators

Critical Accounting Policies and Estimates

Unpaid Claims and Claim Adjustment Expenses & Claims Payable, page 59

50.	We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses should explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis. Please expand your disclose to include the following information for each of your lines of business:

a.	Provide us the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.

b.

Provide the range of loss reserve estimates as determined by your actuaries. Include the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. Provide quantified and narrative analyses of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

c.	If you do not calculate a range around your loss reserve, but instead use point estimates please provide the following information:

•	The various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.

•	How management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.

•	Include quantified and narrative analyses of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

d.	Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserves for each line of business.

e.	In regard to your short-term disability reserves, please disclose in what situations you would apply a loss ratio to current in-force and in what situations you would apply a loss ratio to net premiums earned.

(i)	We have added a table, which agrees to the amounts presented on the consolidated balance sheets, at page 129 that discloses the unpaid claims and claims payable, by product, as of September 30, 2005 and December 31, 2004.

(ii)	Our reserving methodology results in the development of a point estimate, rather than a range of reserve estimates. As such, this comment is not applicable to Educators.

(iii)	The methods utilized to develop reserve estimates for our various product lines are disclosed beginning at page 128. Our reserving methodology results in the development of a point estimate, rather than various point estimates. We have also included analyses providing the impact that increases or decreases in the recorded reserves would have on net income, equity, and cash flow.

(iv)	We have separately disclosed Educators long-term disability and life premium waiver tabular reserves (which represent the aggregate reserve for each reported long-term disability and each life premium waiver claims) from the IBNR reserves in the table at page 129. In addition, we have separately disclosed the term life reported claim reserves from the term life IBNR claim reserves in the same table. Due to the nature of short-term disability and dental claims, case reserves are not maintained. The reserve represents an estimate of both in-process and IBNR claims.

(v)	We have updated our disclosures with respect to Educators’ reserving methodology for each product beginning at page 128. With respect to Educators’ short-term disability reserves, we have clarified that the lag factor development method is the primary method for estimating short-term disability reserves. The loss ratio method, if used, would be applied to the most recent incurral months, and the loss ratio would be applied to the net premiums earned.

Consolidated Results of Operations, page 63

Overview

51.	We note on page 63 you disclose the fact that, “competitive pricing in the group benefits industry has also contributed to the increased loss ratio as new and renewal rates have not kept pace with the increased claim costs” and on page 62 you disclose that, “premium growth in the group benefits business has not been sufficient to cover fully existing expenses.” These statements would appear to indicate the fact that you have a premium deficiency in your group benefits business. Please tell us your consideration of whether a premium deficiency should be recorded. Please refer to paragraph 33 of SFAS 60.

For its group benefits insurance segment, Educators reported income before income taxes of $1.1 million for the nine months ended September 30, 2005 and $2.6 million, $3.2 million and $4.3 million, respectively, for the years ended December 31, 2004, 2003, and 2002. During the same period, Educators reported an underwriting (loss) gain of $(1.8) million, $(2.3) million, $(1.3) million, and $618,000, respectively, in its group benefits insurance segment.

Paragraph 33 of SFAS 60 states that a premium deficiency should be recognized for short-duration contracts if the sum of the expected claim costs and claim adjustment expenses, expected dividends to policyholders, unamortized acquisition costs, and maintenance costs exceeds the related unearned premium.

Under accounting principles generally accepted in the United States of America (GAAP), it is acceptable to consider anticipated investment income in evaluating whether a premium deficiency exists. Educators considers anticipated investment income when evaluating whether a premium deficiency exists.

As disclosed above, Educators’ group benefits insurance segment experienced underwriting losses for the nine months ended September 30, 2005 and for the years ended December 31, 2004 and 2003. These underwriting losses primarily reflect the impact of increasing claim costs in the group benefits business and the absorption of certain fixed costs previously allocated to the group medical segment. Educators’ management considered the need for a premium deficiency, based on these underwriting losses; however, it was determined that a premium deficiency did not exist as anticipated investment income more than offset the anticipated claim costs and direct operating expenses of the group benefits insurance segment.

Liquidity and Capital Resources, page 73

52.	Please expand your disclosure to include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

We have expanded our disclosure accordingly. See page 77.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of EHC

Overview, page 78

53.	Regarding the segregated portfolio cell, it appears that any residual interest in the cells is allocated to the preferred shareholders. This would appear to indicate that preferred shareholders are the primary beneficiaries in this vehicle. Please tell us your consideration of FIN46(R) and in particular whether the segregated portfolio cells are variable interest entities, and if so, who is the primary beneficiary of the cells. We also note that on page 98, that in 2003 the preferred shareholder dividend was a negative expense. Please tell us whether you received a payment from the shareholders and, if not, tell us how the dividend balance was settled.

In determining the appropriate accounting treatment of Eastern Re Ltd., SPC (“Eastern Re”) in regards to its segregated portfolios, EHC reviewed Financial Accounting Standards Board No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FASB 150”), to assess the accounting for the contractual arrangement between Eastern Re and the segregated portfolio dividend participants.

The contractual arrangement between the segregated portfolio cell dividend participants and Eastern Re is dictated by an agreement for the segregated portfolio cell dividend participants to purchase one non-voting preferred share in Eastern Re for $1,000. The agreement specifies for the mandatory repurchase of the non-voting preferred share by Eastern Re for $1,000 at a predetermined redemption date. EHC has classified the $1,000 for each segregated portfolio cell as a deposit liability in accordance with FASB 150, paragraph 9, which states:

A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon liquidation or termination of the reporting entity.

In the agreements between Eastern Re and the segregated portfolio dividend participants, the redemption date can occur for events other than the liquidation or termination of the segregated portfolio cell.

EHC also reviewed FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), to assess the accounting for the segregated portfolio cells. FIN 46, Paragraph 3, defines the use of the term entity as follows:

For convenience, this Interpretation uses the term entity to refer to any legal structure used to conduct activities or to hold assets. Some examples of such structures are corporations, partnerships, limited liability companies, grantor trusts, and other trusts. Portions of entities or aggregations of assets within an entity shall not be treated as separate entities for purposes of applying this Interpretation unless the entire entity is a variable interest entity. Some examples are divisions, departments, branches, and pools of assets subject to liabilities that give the creditor no recourse to other assets of the entity. Majority-owned subsidiaries are entities separate from their parents that are subject to this interpretation and may be variable interest entities.

EHC also reviewed The Companies (Amendment) (Segregated Portfolio Companies) Law, 1998, as enacted by the Cayman Islands Legislature. Section 232, paragraph (2), states the following:

A segregated portfolio company shall be a single entity and any segregated portfolio of or within a segregated portfolio company shall not constitute a legal entity separate from the company.

EHC has determined that the segregated portfolios represent aggregations or pools of assets within Eastern Re and that Eastern Re is not a variable interest entity (“VIE”), but rather a voting interest entity and have accordingly consolidated the operations of Eastern Re, including the assets and liabilities of the segregated portfolios.

EHC has determined that Eastern Re is not a VIE under the following criteria:

a.	Is the equity investment at risk insufficient to finance the activities of the entity?

No, the equity investment at Eastern Re was sufficient at its inception, and remains so today, to finance the activities of Eastern Re. The minimum capital requirement of the Cayman Island Monetary Authority for Eastern Re is $120,000; the capital of Eastern Re as of September 30, 2005 was approximately $15.0 million.

b.	Do the holders of the equity investment at risk lack decision-making authority?

No, the holder of the equity investment at risk of Eastern Re is Eastern Holding Company Ltd., the parent of Eastern Re, and Eastern Holding Company Ltd. has sole decision-making authority over Eastern Re.

c.	Are the voting rights of some investors not proportional to their obligation to absorb the expected losses of the entity, the rights to receive the expected residual returns, or both?

No, as mentioned above 100 percent of the voting rights of Eastern Re reside with Eastern Holding Company Ltd. Eastern Holding Company Ltd. receives 100 percent of Eastern Re’s economic interests. Further, Eastern Re’s business segments include specialty reinsurance and segregated portfolio cell reinsurance.

d.	Do parties other than the holders of the equity investment at risk have the obligation to absorb expected losses?

No, the holders of the Eastern Re equity at risk (Eastern Holding Company Ltd.) do have the obligation to absorb the expected losses of Eastern Re.

e.	Do parties other than the holders of the equity at risk have the right to receive the residual returns?

No, the holders of the Eastern Re equity at risk (Eastern Holding Company Ltd.) have the sole right to receive residual returns.

Since the answer to each of the items above (a through e) is “no”, Eastern Re is deemed not to be a VIE, but rather a voting interest and since Eastern Re is a voting interest the segregated portfolio arrangement is deemed not to be a VIE. Accordingly, a determination of the primary beneficiary is not warranted.

The structure of Eastern Re requires the consideration as to whether the segregated portfolio cells are considered silos of the legal entity Eastern Re within the context of paragraphs 12 and 13 of FIN 46R. In assessing paragraph 12 of FIN 46R, EHC notes that none of the specified cells account for greater than 50 percent of the total fair value of Eastern Re’s assets. Further, EHC considered whether the segregated cell participants have any interest in Eastern Re other than insignificant. EHC notes that the only interest that the segregated cell plan participants have in Eastern Re is via the deposit mentioned above and amounts to only $1000 per segregated cell plan participant, which is deemed to be insignificant. In its review of paragraph 13 of FIN 46R, EHC notes that that such consideration is only necessary when the legal entity that includes the segregated portfolio cells is VIE. Based on the analysis above that concludes that Eastern Re is not a VIE and the consideration of paragraph 12 , the segregated portfolio cells would accordingly not be considered silos.

With respect to the question on page 98, the 2003 segregated portfolio dividend amount represents the net settlement with the segregated portfolio plan participants for that year.

Critical Accounting Policies and Estimates, page 82

54.	We believe you should expand your disclosure to include your critical accounting policy for the estimate of assumed premium on your reinsurance business to explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Accordingly, please revise MD&A to include the following information.

a.	Please disclose the assumed premium estimates for each line of business, including the amount of any estimate for commission and related expenses and the amount include in premium receivable related to the estimate.

b.	Discuss the key assumptions used to arrive at management’s best estimate of the assumed premium estimate and what specific factors led management to believe this amount is the most realistic.

c.	Disclose if any provision for doubtful accounts is recorded related to the assumed premium estimate, and if not, why management believes all amounts recorded will be collectible.

Assumed premium information is received directly from the broker. Please see revised disclosure on page 85.

Loss Reserve Estimation, page 82

55.	We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses should explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis. Please expand your disclose to include the following information for each of your lines of business:

a.	Provide us the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.

b.	Provide the range of loss reserve estimates as determined by your actuaries. Include the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. Provide quantified and narrative analyses of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

c.	If you do not calculate a range around your loss reserve, but instead use point estimates please provide the following information:

•	The various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.

•	How management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.

•	Include quantified and narrative analyses of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

d.	Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserves for each line of business.

Please see revised disclosure beginning on page 88.

56.	We note that you set your claim reserves for assumed reinsurance operations based upon information received from the cedant. As this appear to pose a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves, please expand the disclosure in the critical accounting estimates section of MD&A related to this uncertainty. Please revise your filing to include the following disclosure:

a.	Include in this disclosure the risks associated with making this estimate and the effects and expected effect this uncertainty has or will have on management’s judgments and assumptions in establishing the assumed loss reserve;

b.	The nature an extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

c.	The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extend this time lag effect the loss reserve estimate;

d.	How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;

e.	The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

f.	What process management performs to determine the accuracy and completeness of the information received from the cedants;

g.	How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

h.	Whether management uses historical loss information to validate its existing reserve and/or as a means of noticing unusual trends in the information received form the cedants.

Please see revised disclosure beginning on page 88.

Results of Operations

Segregated Portfolio Cell Reinsurance

Losses and Expenses, page 99

57.	Please clarify in the filing what the “costs” of purchasing reinsurance is. If it is the premium ceded to Lloyd’s of London, please revise your financial statements to include the ceded premium as a reduction of premiums written to derive premiums earned.

The consolidated financial statements, financial statements tables and associated disclosures have been updated to record the premium ceded to Lloyd’s of London as a reduction of premiums written to derive at premiums earned.

Business, p.108

58.	To the extent our comments concerning Educators’ business are more general in nature and could apply to EHC, please provide similar disclosure concerning EHC.

We have revised the section titled “Business of EHC” on pages 159-164 as well as page 171 to provide the disclosure that the Staff has requested.

Business of Educators, p. 108 Business Strategy, p.108

59.	You state that while your competitors have lowered rates to attract more customers, Educators has sought to differentiate itself by providing better service and product designs. Does this mean your rates are generally higher than your competitors?

It has been our experience that many companies in our business will periodically lower their rates to increase market share. Once a particular target as to market share is reached, the company in question will adjust their rates upward to increase margins and bring the rates closer to the industry norm. As a consequence, lower rates than ours are often available in the marketplace, but it is our experience that brokers ignore such fluctuations as they build long term relationships with carriers and clients, and instead focus on service and flexibility. We have edited our disclosure to clarify this point. See page 114.

60.	Please explain your basis for stating that small and medium sized employers are underserved, making them an attractive niche market. Is this based on company experience, third party research or is it otherwise substantiated? We note that many insurance companies have departments or services tailored to meet the needs of small and medium-sized companies. In the absence of substantiation, statements of belief of this type are not appropriate for the registration statement and should be deleted throughout.

The statement is based upon company and management experience. We are unable, however, to cite a particular study or third-party analysis to substantiate this belief. As such, as instructed, we have deleted such statements from the Prospectus. See page 114.

61.

In the first paragraph on page 109, you state that your new management has no definitive plans for the company and that in the future, it may pursue different business strategies. Please expand your disclosure to discuss strategies that management plans to pursue. Since your new managers will control the company going forward, you should be able to articulate their strategic vision for the company. If management has no strategic vision, so state and include a risk factor which states that management has no strategy or plans.

The statement has been removed. The text now properly serves as a reference to “Risk Factors – Risk Factors Relating to our Business – We may have difficulty integrating the operations of Educators and EHC and may incur substantial costs in connection with the integration” and “– Our return on equity may suffer if we cannot improve results and premium volume in our group benefits business.” See page 114.

Educators Mutual Life Insurance Company and Subsidiary page 109

62.	We note that Educators entered into a letter of intent for the sale of its interest in ISBi. It would appear that if the segment meets the criteria under paragraph 30 of SFAS 144 that it should be classified as held for sale in the financial statements and the related Pro Forma Financial Statements. In addition, the results of operation and cash flows for the general agency operations segment would be reported in discontinued operations. Please provide us an analysis under paragraph 30 of SFAS 144 that supports your current accounting for the assets as held and used.

The Letter of Intent (LOI) for the sale of IBSi was entered into subsequent to June 30, 2005. Discussions between the Chairman and another director of Educators and the purchasers of IBSi commenced prior to June 30, 2005; however, terms of the sale were not finalized until after June 30, 2005. In addition, the approval of the sale of IBSi by Educators’ Board of Directors did not occur until August 18, 2005. Based on our interpretation of paragraph 30 of SFAS 144, which is documented in the attached memo, the sale of IBSi did not meet the criteria for “held for sale” treatment at June 30, 2005. In addition, while the criteria in paragraph 30 were met at September 30, 2005, we do not believe the assets and liabilities of IBSi should be reported separately in the consolidated balance sheet because the sale of IBSi will not result in the sale of IBSi’s assets (with the exception of certain furniture and equipment totaling approximately $5,000, which has been disclosed) or the transfer of IBSi’s liabilities to the purchasers. We have disclosed IBSi’s major categories of assets and liabilities in the footnotes to the unaudited consolidated financial statements as of and for the nine months ended September 30, 2005, which we believe meets the requirements of paragraph 47 of SFAS 144.

We have also documented our position with respect to the treatment of the sale of IBSi as discontinued operations in the attached memo. Based on our interpretation of paragraph 42 of SFAS 144 and EITF 03-13, we do not believe the sale of IBSi meets the criteria to be treated as discontinued operations in our consolidated financial statements.

General agency agreement, IBSi, p.110

63.	Please disclose when you will enter a definitive agreement concerning the sale of this business and file the agreement as an exhibit to the registration statement.

We completed the sale of IBSi on October 31, 2005. This has been disclosed on pages 6, 18, 60, 75, 115 and 116. We have filed the agreement of sale as an exhibit at Exhibit 10.26, as instructed.

64.	We note your proposed sale of IBSi, and that you will have to rely on new producers as a result. In MD&A, discuss in more detail the costs associated with this transition.

Aside from those EHC producers to which it will have access following the completion of the merger, Educators will not rely on new producers following the sale of IBSi. Rather, because of the sale of IBSi, the nature of the relationships between Educators and its existing producers has changed. This will necessitate revising Educators’ existing producer contracts and establishing a new division to manage sales. We have no reliable estimate on how many man-hours the restructuring will involve, or what the ultimate costs to Educators will be. As instructed, we have added to our MD&A disclosure to clarify this point. See page 58.

Products, page 113

65.	Please state the average premiums for each of the lines you mention in this subsection, as well as the other subsections of the Business section concerning each of your products.

This subsection has been revised as requested. Please see revised disclosure beginning on page 119.

Marketing and Distribution, page 114

66.	Name any producers who have accounted for 10% or more of your revenue from this segment of your business.

For the year ended December 31, 2004, no producer, whether contracted directly with Educators or indirectly through IBSi, accounted for more than 10% of Educators’ direct written premiums. Accordingly, no revision to the disclosure is necessary.

Underwriting, Risk Assessment and Pricing, page 115

67.	You state that you take a conservative approach to risk management and only offer products with low to moderate risk classifications. Please explain in more detail how these classifications are determined and meaningfully quantify what prospective risks fall into these categories.

While Educators insures a broad range of industries, some industries are not eligible for coverage. In general, Educators does not offer coverage to businesses in industries that present higher than average catastrophic exposure or significantly higher frequency of claims than average, and as a result, exceed Educators’ risk tolerance levels. To limit its overall exposure, Educators does not offer high-end life benefits (benefits of over $500,000 of coverage per claimant) or high-end disability benefits (benefits of over $10,000 per month of coverage per claimant).

Educators’ risk selection process as relates to prospective clients begins with inquiries from independent insurance brokers to the Educators underwriting department. Each prospective account is assessed based on internal underwriting guidelines, which account for such factors as the length of time that a prospective client has been in a particular business, how many employees of the prospective client will elect coverage, and overall benefit levels being requested. Specific risks are declined, in addition to overall industries, based on their risk profile. Assessments in this regard vary by line of coverage.

Once Educators determines that a particular risk or prospective client satisfies its underwriting guidelines, it designs a plan and rate structure proposal based on the risk profile of the prospective client, and which has been formulated to meet the prospective client’s needs while minimizing the likelihoods of anti-selection and over-insurance. Premium rates are established for such plans, which may vary based on the size of the group and actuarially developed averages that take into account overall plan design, demographics, industry classification, and overall performance of Educators’ block of business. Underwriting discretion is then used to adjust rates for risks with sub-standard or better than average risk profiles.

We have expanded our disclosure to clarify the risk assessment process and underwriting methodology. See page 122.

Unpaid Claims, Claim Adjustment Expenses and Claims Payable, page 121

68.	We note in the first paragraph on page 121 you state your reserves are established in accordance with GAAP. Please revise this to state US GAAP. Please revise the other sections of your filing, as applicable.

We have revised all references to GAAP to U.S. GAAP.

69.	We refer to your claims payable rollforward on page 122. Please explain to us and disclose how in 2003 you paid more claims in the current year then what was incurred in the current year.

The excess of current year paid claims over current year incurred claims in 2003 reflects the run-off of the group medical business. Educators’ group medical claim reserves included an amount for extended benefits, which represented an estimate for claims to be incurred under group medical insurance contracts that had terminated but for which Educators was still liable for claims associated with large dollar cases. The extended benefit reserve, which was recorded each year, totaled $1.7 million at December 31, 2002. For purposes of the claims payable rollforward, Educators included the change in the extended benefits reserve from year to year in the current year incurred amount. The extended benefits reserve, which was estimated based on a percentage of the point estimate developed from the lag tables, is similar to a premium deficiency reserve, and the change in the reserve effectively represents the current year incurred amount. Educators’ management believes this presentation is appropriate and preferable over including the release of the prior year extended benefits reserve in the prior year incurred amount and the current year extended benefits reserve in the current year incurred amount. If the prior year extended benefits reserve were included in the prior year incurred amount, Educators’ management believes it would misrepresent the true claim reserve development related to prior years. Excluding the change in the extended benefits reserve from 2002 to 2003, the 2003 current year incurred group medical claims totaled $5.8 million, which is higher than the current year paid group medical claims of $5.0 million. However, when the change in the extended benefit reserve from 2002 to 2003, which was a decrease of $1.4 million, is included in the current year incurred amount, the current year incurred amount is reduced to $4.4 million and is less than the current year paid amount of $5.0 million. The change in the extended benefit reserve was historically immaterial to the total current year incurred amount; however, due to the group medical run-off, the change in the reserve had a much more significant impact on the total current year incurred amount, thus resulting in this anomaly.

We have added disclosure at page 132 explaining why the claims paid in 2003 exceed claims incurred.

70.	In addition, please tell us why you do not include your reserve for unpaid claims and claims adjustment expenses in the loss reserve rollforward or in the loss development table on page 123.

The reserve for unpaid claims and claim adjustment expenses includes reported and IBNR claims related to Educators’ long-term disability, short-term disability, and term life business. The liability for claims payable includes reported and IBNR claims related to Educators’ dental and group medical business, as well as an estimate of the cost to process outstanding claims related to these lines of business.

Paragraph 10 of SOP 94-5, “Disclosures of Certain Matters in the Financial Statements of Insurance Enterprises” (SOP 94-5), requires that financial statements disclose activity in the liability for unpaid claims and claim adjustment expenses (i.e., reserve rollforward) for each year an income statement is presented. SOP 94-5 does not define unpaid claims and claim adjustment expenses for purposes of what lines of business must be included in the reserve rollforward. In preparing our reserve rollforward disclosure, we reviewed a number of 10-K filings of insurance companies that offer insurance products similar to those offered by Educators. As a result of that review, we noted there was diversity in practice with respect to the inclusion of disability lines in the reserve rollforward.

We believe that our current disclosure meets the requirements of SOP 94-5 and is consistent with disclosures included in other insurance companies’ financial statements and SEC filings. Furthermore, we believe the components of unpaid claims and claims adjustment expenses and claims payable is adequately disclosed in Note 2 to the consolidated financial statements.

Investments, page 125

71.	Please compare your rate of return on your fixed and common stock portfolios with the appropriate Lehman Bros. Bond indices and the S&P 500, respectively.

We have added the requested disclosure at page 136 with respect to Educators and at page 171 with respect to EHC.

Technology, p.130,

72.	Please be more specific in describing the planned upgrades in protections and the estimated cost of those upgrades.

Educators’ management is currently assessing the necessary degree of upgrade to its computer environmental controls, fire protection and power supply, as well the costs involved in any such upgrade. We have edited the disclosure to reflect this ongoing assessment. See page 141.

Business of EHC, p.131

Overview of business segments, p.132

73.	Please provide substantiation for your belief that “most larger insurance companies do not cost-effectively deliver their workers compensation products to the small employer community.”

We have deleted this paragraph.

In addition, the remainder of the paragraph appears to include broad generalizations regarding larger companies. As one example only, you state “risk management services are generally minimal or non-existent.” Statements of this type must be substantiated or deleted from the registration statement.

We have deleted this paragraph.

Management, page 159

74.	Item 401 of Regulation S-K requires that you include information about Management, including 5 year biographies, other directorships and other information. Please review these requirements and revise your disclosure to include this information.

The five year biographical information appears at page 176. We believe the only information missing that is required by Item 402 of Regulation S-K is the identification of an audit committee financial expert. This individual is now identified at page 177.

75.	We note that you have a nominating/governance board committee. Please state whether or not this committee will consider potential directors nominated by shareholders and what the committee’s policy and procedures on such nominees is.

We have added the requested disclosure at page 178.

New Stock Benefit Plans, page 162

76.	Please state whether you plan to register the offer and sale of the shares underlying the plans on Form S-8 or otherwise and provide appropriate risk factor disclosure concerning dilution, overhang, etc.

The stock compensation plan cannot be adopted for at least six months after completion of the conversion and merger under Pennsylvania law. If the stock compensation plan is approved by the shareholders of Eastern Holdings, the shares will be registered on Form S-8. A risk factor concerning dilution caused by the potential stock compensation plan exits at page 35, and this risk factor has been expanded to address the effect of the potential market overhang on the common stock price.

77.	Disclose what percentage of the shares that will be reserved under the ESOP will be granted to affiliates and provide similar disclosure in the sections of the Prospectus which articulate and discuss the benefits of the offering to insiders.

The ESOP is a qualified plan under the Internal Revenue Code. As such it must be nondiscriminatory. ESOP shares are allocated to the accounts of all employees according to a formula approved by the IRS, which generally is tied to compensation levels but caps the number of shares that may be allocated to highly compensated individuals. Therefore, it is not possible to “reserve” shares for grant to affiliates.

Agreements, with Executive Officers, page 165

78.	For the employment agreements, explain briefly what “cause” and “good reason” are and disclose the amounts of the base salaries.

The term “good reason” is explained on page 183 of the Prospectus. We have added a sentence that explains the term “cause” on page 182 of the Prospectus, and the amounts of the base salaries have been added to the description of the employment agreements on pages 182, 183 and 184 of the Prospectus.

Certain Relationships and Related Transactions, page

79.	In each case, please disclose the dollar amounts charged for the services mentioned in this subsection and state whether the transaction was on terms as favorable as could have been obtained from unaffiliated third parties.

We have expanded the disclosure on pages 184 and 185 as requested and have disclosed the dollar amounts charged for all the identified services, except with respect to commissions earned by Mr. Bitner’s firm and Mr. Vetterlein’s firm. In the case of Mr. Bitner, we do not believe it is appropriate for us to disclose commissions paid by a third party. In the case of Mr. Vetterlein the existing disclosure makes it clear that Mr. Vetterlein does not receive any credit for this commission.

80.	Expand the disclosure to discuss any currently proposed transactions.

Other than the ongoing relationships already identified, we are not aware of any proposed transactions.

Regulation, page 170

81.	We note the various regulations and requirements you describe in this section. Please disclose whether or not you are currently in compliance with these regulations and requirements and describe any non-compliance that would have a material impact on an investment decision or your results of operations.

We have added a paragraph on page 187 stating that the respective managements of Educators and EHC believe that they are in material compliance with all applicable laws and regulations and disclosing that failure to comply with such requirements could result in administrative enforcement actions that could have a material adverse effect on our results of operations and the price of our common stock.

Federal Securities Laws, page 174

82.	We note that you expect to incur substantial costs in 2006 to comply with internal control compliance and reporting requirements in 2006. In the MD&A liquidity section, please discuss this in more detail and quantify, to the extent practicable, the expected costs. If you do not know what the costs will be, so state and explain why you do not know.

The requested disclosure has been added to the Risk Factor section at page 30. We elected to include it in this section rather than MD&A because it is not specific to either Educators or EHC and the estimated cost has not been allocated between the companies.

Taxation, page 177

83.	You state, “The following discussion of federal, state and local income taxation is only intended to summarize certain pertinent income tax matters and is not a comprehensive description of the tax rules that will be applicable to Eastern Holdings, Educators and EHC.” You should amend this disclosure to state that all material tax consequences of the transactions are discussed in this section and ensure that they are.

We have revised the disclosure on page 194 of the Prospectus to state that all material federal income tax consequences of the conversion are discussed.

The Conversion and the Merger, page 179

84.	Please disclose how the transactions will be executed. For example, if the merger will be conducted in a Form S-4 after the offering is complete, state this fact. Describe the step by step process that will lead to the consummation of the contemplated transactions.

After the Plan of Conversion has been approved by the Pennsylvania Department of Insurance and the Commission’s review of Eastern Holdings’ registration statements on Form S-1 and Form S-4 is completed, Educators will schedule the special meeting of its members to vote on the conversion and EHC will schedule the special meeting of its shareholders to vote on the domestication of EHC to Pennsylvania and to vote on the merger. Eastern Holdings will then complete the S-1 and the S-4 and request acceleration of the effectiveness of such registration statements.

Educators will distribute to its members the prospectus that is a part of the S-1 together with the proxy statement that has been submitted to and will have been reviewed by the Pennsylvania Department of Insurance as part of Educators’ conversion application. At approximately the same time, EHC will distribute to its shareholders the prospectus/proxy statement that is part of the S-4.

The subscription offering and the community offering will commence at the time that those documents are distributed to the members of Educators and the shareholders of EHC and will be conducted concurrently with the solicitation of proxies for the special meetings of Educators and EHC and the subscription and community offerings.

We have revised the disclosure on page 196 of the Prospectus to clarify the timing of the transactions.

85.	We note that you have called a special meeting of eligible members to vote upon the plan of conversion. When will this meeting occur? What information will members receive in connection with this meeting? Will they be receiving prospectuses?

The special meeting of the members of Educators will not be scheduled until after the Pennsylvania Department of Insurance has approved the plan of conversion and the Commission has completed its review of Eastern Holdings’ registration statement on Form S-1. A copy of the prospectus that is a part of the S-1 and a copy of the proxy statement that was submitted to and reviewed by the Pennsylvania Department of

Insurance as part of Educators’ conversion application will be distributed to each member of Educators prior to the special meeting. Such proxy statement includes as exhibits thereto copies of the plan of conversion and the merger agreement.

86.	Will Eastern be conducting a future stockholder vote upon whether or not to complete the merger? If so, when will this vote occur? What information or additional disclosure will you furnish to the holders?

We assumed the Staff’s reference to Eastern is to Eastern Holdings rather than EHC. No vote of the stockholders of Eastern Holdings is required with respect to the merger. It is the acquiring entity, and under Pennsylvania law no shareholder vote is required. With respect to EHC, it is disclosed throughout the prospectus that EHC shareholders will be voting on the merger. As we stated in our responses to comments 10 and 84, each EHC shareholder will receive a copy of the proxy statement/prospectus of Eastern Holdings that will be a part of its S-4 Registration Statement.

87.	Please disclose the criteria that Eastern and Educators will apply in determining whether to reject orders in the community offering.

Although Eastern Holdings and Educators have the authority to reject any orders received in the community offering, they do not anticipate exercising such authority. Keefe, Bruyette & Woods is expected to allocate any shares available for purchase in the community offering in such a manner as to result in a broad based distribution of the shares. The authority to reject orders will be exercised only to the extent necessary to prevent persons who Educators believes would be disruptive from becoming shareholders. This criteria has been disclosed on page 181 of the Prospectus.

88.	We note that you are not furnishing the plan of conversion or merger agreement to members or prospective investors. Please explain why you believe it is not necessary to furnish this material. If stockholders will not be voting upon the merger, so state. Also, explain if it is possible for stockholders to vote in favor of the plan of conversion but somehow vote against or otherwise try to stop the merger from being completed.

A copy of the Plan of Conversion will be included with the proxy statement that is provided to the members of Educators prior to the special meeting and vote of eligible member on adoption of the Plan of Conversion. The proxy statement also will refer the members to Educators’ web site if they wish to review and/or download a copy of the merger agreement. A vote of the stockholders of Eastern Holdings on the merger will not be held and is not required under Pennsylvania law because Eastern Holdings is not a party to the merger within the meaning of 15 Pa.C.S.§ 1924. Accordingly, Eastern Holdings is not obligated to submit the transaction to a vote of its shareholders. See 15 Pa.C.S. § 1922(d); see also Terry v. Penn Central Corp., 527 F. Supp. 118 (E.D. Pa. 1981), aff’d 668 F.2d 188 (3rd Cir. 1981). Were Eastern Holdings determined to be a party to the merger, Pennsylvania law still would not require a shareholder vote. See 15 Pa.C.S. § 1924(b)(1)(iii) (providing that a shareholder vote is not required if the merger plan was adopted by a constituent corporation before any shares of the constituent corporation’s stock had been issued).

Members of Educators can vote in favor of the conversion, but cannot vote against the merger. If the merger does not occur, then the conversion cannot occur. This has been disclosed on both the cover page and on page 196 of the Prospectus.

89.	Please provide us an analysis under paragraph 17 of SFAS 141 that identifies the acquiring entity in this business combination. Please specifically address paragraphs 17 a -17 e. It appears that the composition of the senior management of the combined entity will predominantly be EHC’s former senior management. If it is determined that EHC is the acquiring entity, this transaction should be accounted for as a reverse acquisition.

We decided that Eastern Holdings was the acquirer of EHC based on the criteria in FAS 141, paragraph 17.

a.	Relative voting rights - Eastern Holdings shareholders will have a majority of the voting rights of the combined entity. Eastern Holdings shareholders will retain between 60.0% and 69.1% of the voting rights of the combined entity. EHC is expected to have between 30.1% and 40.0% of voting rights of the combined entity.

b.	Minority voting interests - The largest ownership interests are expected to be two individual former EHC shareholders who are expected each to own 8.20% of the combined entity.

c.	Governing body - Eastern Holdings will have a majority on the combined entity’s board of directors. The board of directors of the combined entity will have 6 Eastern Holdings directors and 5 former EHC directors.

d.	Senior management - EHC will have a majority of senior management of the combined entity. The Chairman of the Board is from Eastern Holdings. The CEO, COO and CFO are from EHC.

e.	Terms of exchange - Eastern Holdings is issuing Eastern Holdings shares to EHC’s shareholders in exchange for EHC’s shares at a 28% premium over book value. EHC is not publicly traded.

Based on Eastern Holdings having the majority of voting rights in the combined entity, a majority of directors on the combined entity’s board of directors and the lack of large minority voting interests, we concluded that Eastern Holdings was the accounting acquirer, despite the predominance of former EHC managers in the combined entity’s senior management. Additionally, we were swayed by SFAS 141, paragraph 17, guidance that “In a business combination effected through the exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity.”

Background of and reasons for the merger, p. 182

90.	Please provide more detailed information in this section, including a chronology of meetings and discussions with board members that led to the process of demutualization. Please disclose who attended these meetings and whether interested directors participated in these discussions. Please also explain how Towers Perrin came to be engaged to evaluate the business plan. We expect substantially more detail in response to this and our other comments pertaining to this subsection.

We have expanded the disclosure as requested at pages 199-202.

91.	You reference an outside directors meeting with EHC. Were these outside directors part of an independent committee that was assigned the task of seeking a transaction or corporate combination?

Robert McAlaine and W. Lloyd Snyder, III, non-management directors of Educators, met with Bruce Eckert, Chairman of EHC, and Eric Hoerner of Griffin Financial Group LLC to discuss a possible merger. Mr. McAlaine and Mr. Snyder were not part of any committee of Educators and were not assigned the task of seeking a transaction or corporate combination.

92.	Please name the independent legal and accounting advisors and others retained to evaluate the merger or otherwise mentioned in this section.

The independent legal and accounting advisors have been identified at page 201.

93.	Consider adding a subsection in which you discuss the reasons for the merger as well as a discussion of the negative factors the board considered in connection with the merger. Please provide amply prominent disclosure regarding the negative factors as you provide the reasons for the merger.

We have expanded the disclosure to include negative factors considered by the Educators board in its consideration of the merger.

Opinion of Educators financial advisor, p.183

94.	Please provide more information regarding the fairness opinion. Disclose the valuation that was reached, the manner in which it was determined (discounted cash flow, comparables analysis, etc.). We expect substantially more detail concerning the valuation analysis and conclusions in response to this comment.

The requested disclosure has been added at pages 202-208.

Terms of the Merger Agreement, page 183

95.	You state that there may occur certain adjustments to the purchase price. Please state what these adjustments would be.

We have clarified the disclosure on pages 7 and 208 to state that the only adjustment to the purchase price is that if the merger is not completed by March 31, 2006, then the consideration to be received in the merger by shareholders of EHC will be based on the adjusted stockholders equity of EHC at December 31, 2005 instead of at September 30, 2005. This is the only adjustment provided for in the merger agreement.

Interests of directors…, page 186

96.	Quantify the amount of restricted stock awards and stock option grants each person alluded to will receive.

No determination has been made concerning who will be granted restricted stock awards or stock options or the amount that will be granted to any individual. The stock compensation plan must be approved by Eastern Holdings’ stockholders after the merger is completed, and pursuant to Pennsylvania Insurance Department policy the plan cannot be submitted to the stockholders for approval until at least six months after the merger is completed.

Tax Aspects, page 188

97.	You state that one of the closing conditions is receipt of a tax opinion or letter ruling. Which will you obtain? When will you obtain it? We note the exhibit index appears to indicate you will obtain a revenue ruling. Please advise.

We obtained a private letter ruling from the IRS on December 14, 2005. The private letter ruling will be filed as an exhibit to the Registration Statement as soon as it is in an electronic format.

98.	You state that the tax opinions will be predicated upon “the basis of certain facts, customary representations and assumptions...” Please state that none of those facts will differ materially from those stated in the Prospectus.

The disclosure relating to the tax consequences of the merger and the conversion has been revised. See pages 214-216 of the Prospectus.

99.	The conclusory language in the discussion of the tax consequences of the subscription rights offering is qualified with the words, “Although not free from doubt.” Please delete this language.

The disclosure relating to the tax consequences of the merger and the conversion has been revised. See page 215 of the Prospectus.

The offering, p.193

100.	State the number of eligible members.

We have disclosed the number of eligible members of Educators on page 218 of the Prospectus.

Expiration date...,page 195

101.	You state that if an extension beyond the 45-day period following the Expiration Date is granted, Eastern Holdings and Educators will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions. Under what circumstances will you provide for modification and under what circumstances will you provide for rescission.

The disclosure on page 220 has been revised to make it clear that rescission or modification of subscriptions is at the complete discretion of the subscriber.

How the price per share and the offering range were, determined, p.196

102.	Please provide more detailed information regarding the Feldman Financial appraisal. For each item set forth in the bullet points that describe the factors considered, include more detail. For example, instead of simply referring a comparables analysis, you should explain the analysis that was made, name the comparable companies, show their valuation and explain how those figures translated into a valuation for Eastern. You should undertake to provide similar detail for each bullet point.

We have provided more detailed information regarding the Feldman Financial appraisal on pages 221-225.

103.	Please disclose whether Feldman receives additional fees if the transactions described in the registration statement and plan of merger are consummated?

We have added a sentence on page 221 of the Prospectus stating that Feldman Financial will not receive additional fees if the conversion and the merger are consummated.

Persons who cannot..., page 198

104.	In the first full paragraph on page 198, you state that you will not make the offering in states where a small number of otherwise eligible persons reside or registration or qualification would be impracticable for any reason. It appears that since the record date for policyholders has passed and that you know where all of the eligible policyholders are located and the current law, you should be able to determine and disclose which states’ residents will not be able to participate. Alternatively, please describe specifically what a small number of purchasers will be and what will make registration or qualification impracticable.

We have determined that there are no states where the offering will not be made. Accordingly, the disclosure on page 225 of the Prospectus has been revised to reflect that determination.

Limitations on Common Stock Purchases, page 198

105.	You state that the limitations may be changed without further approval by the stockholders. State whether or not or what kind of notice you will provide if this happens and when any such notice will be provided.

We have revised the disclosure at page 226 to indicate that subscribers who have subscribed for the maximum amount will be immediately notified by mail if the maximum purchase limitation is increased.

Glossary of Selected Insurance Terms, page A-1,

106.	While we do not object to you including a glossary, you should ensure that all terms are defined and described in the Prospectus itself, not just the glossary. Please revise where necessary.

The necessary revisions have been made to ensure that the terms in the glossary that are used in the Prospectus are defined and described in the Prospectus itself.

Educators Mutual Life Insurance Company and Subsidiaries

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4. Investments, page F-28

107.	Please explain to us in greater detail why your EITF 03-1 disclosures do not include the unrealized losses on the equity call options. Furthermore, it does not appear that the difference between unrealized losses in the EITF 03-1 disclosures and the unrealized losses in your SFAS 115 disclosures is the unrealized loss on the equity call options.

EITF 03-1, paragraph 5(a) states that debt and equity securities within the scope of SFAS 115 are also within the scope of EITF 03-1. Footnote 4 of EITF 03-1 states the following:

Some investments may require bifurcation and separate accounting for the host instrument and embedded derivative if certain criteria are met under paragraph 12 of SFAS 133. The bifurcated host instrument would be evaluated for other than temporary impairment in accordance with the guidance in this Issue if the bifurcated host instrument meets the scope of this Issue.

As we have disclosed in Note 2 to our consolidated financial statements, equity call options represent the estimated fair value of call options embedded in Educators’ convertible bond portfolio. The equity call options are considered to be embedded derivatives and meet the criteria in paragraph 12 of SFAS 133, “Accounting for

Derivative Instruments and Hedging Activities”. As a result, Educators has bifurcated the host instrument, or “fixed income component” of the convertible bond from the equity call option in its consolidated financial statements.

While SFAS 133 requires the estimated fair value of convertible bonds to be bifurcated between the fixed income and equity components of the convertible bond, the equity call options are not considered marketable securities on a stand-alone basis, and cannot be sold separately from the fixed income component of the convertible bond. Therefore, when evaluating our convertible bonds for other than temporary impairment, we consider the estimated fair value of the fixed income component and equity call option in total, rather than evaluating the components separately. In the event a convertible bond is determined to be other than temporarily impaired, the impairment charge would be equal to the unrealized loss of the fixed income component that was included in accumulated other comprehensive income, since the unrealized position of the equity call option is included in results of operations.

The disclosure requirements of paragraph 21 of EITF 03-1 require that companies disclose all investments, by category, that are in an unrealized loss position at the balance sheet date. The investment categories to be used in the EITF 03-1 disclosure should be consistent with those used in the SFAS 115 disclosures.

For purposes of our SFAS 115 disclosure on page F-27, we have included the fixed income component of the convertible bond portfolio within the corporate category. The equity call options have been broken out separately in the table solely for the purpose of providing the user of the consolidated financial statement the ability to reconcile the SFAS 115 table to the consolidated balance sheet and to provide the user the ability to reconcile the unrealized gains and losses included in accumulated other comprehensive income (loss) and the unrealized gains and losses of the equity call options included in net realized investment gains and losses.

In considering our convertible bond portfolio for purposes of the EITF 03-1 disclosure, we believe it is inappropriate to evaluate the fixed income portion of the convertible bond and the equity call option separately, as the equity call option could never be sold separately from the convertible bond. Furthermore, our impairment analysis considers the convertible bond, in total, rather than evaluating the fixed income component and equity call option separately. When evaluating the unrealized gain or loss position of each individual convertible bond for purposes of the EITF 03-1 disclosure, none of the bonds were in an unrealized loss position as of December 31, 2004 or 2003. When evaluated separately, the fixed income component or equity call option of certain convertible bonds may have been in an unrealized loss position, but in no circumstances were both components in an unrealized loss position. As a result, we have not included the unrealized losses on the fixed income component in the EITF 03-1 table as of December 31, 2004 or 2003.

While the unrealized losses on the fixed income component of the convertible bonds are included in accumulated other comprehensive income (loss) and have not been “realized” in results of operations, we believe including the unrealized losses in the table would not represent the actual economic impact of selling the security since a portion of the gain or loss that would be recognized is already included in net realized investment gains and losses. Furthermore, we believe the unrealized losses totaling $36,362 and $38,925 that have been excluded from the EITF 03-1 table as of December 31, 2004 and 2003, respectively, are immaterial in relation to Educators’ accumulated other comprehensive income and estimated fair value of its SFAS 115 investments.

We have revised our disclosure in the consolidated financial statements to more clearly explain the difference between the unrealized losses in the SFAS 115 table and the unrealized losses in the EITF 03-1 table. We believe the revised disclosure provides the user of the financial statements the ability to assess the potential economic impact of the unrealized losses on the fixed income component of the convertible bonds, as well as to reconcile the unrealized losses between the SFAS 115 and EITF 03-1 table.

Note 6. Reinsurance, page F-32

108.	Please provide to us your analysis of your consideration of SFAS 113 in regards to the London Life arrangement. It is not apparent from the disclosures how you have transferred risk resulting from the combined reinsurance contracts. In addition to your analysis please tell us your consideration of Question 13 in EITF Topic D-34.

The London Life arrangement does not meet the requirements for risk transfer under SFAS 113, as it is a circular agreement with Educators ultimately assuming the risk for the business subject to the arrangement, and the arrangement was not entered into with the intent of transferring risk. Accordingly, we have not accounted for the arrangement as reinsurance in our consolidated financial statements. For the nine months ended September 30, 2005 and the year ended December 31, 2004, Educators incurred fees related to the arrangement totaling $45,000 and $60,000, respectively, which are included in general insurance expenses. Other than these fees, the arrangement has had no impact on Educators’ financial results since its inception.

Eastern Holding Company, Ltd. and Subsidiaries

Report of Independent Registered Public Accounting Firm, page G-18

109.	In accordance with Regulation S-X Rule 210.2-02(a)(3), please update your auditors report to include the city and State where the accountant’s report was issued.

The auditors’ report has been updated to include the city and state.

Consolidated Financial Statements

110.	We note from your consolidated balance sheets that the ratio of deferred acquisition costs to unearned premium reserves are approximately 19% and

17% for 2004 and 2003, respectively. We also note from your consolidated statements of operations and comprehensive income that the ratio of amortized deferred acquisition costs and net premiums earned are approximately 6.5%,6.6% and 5.5%. We would expect for property and casualty type business that the balance sheet ratios approximate the income statement ratios. Please explain to us why this discrepancy exists for your business. Please be as detailed as possible in your response.

We have combined the previously separate financial statement line items “amortization of deferred policy acquisition costs” and “underwriting expenses,” which is now referred to as “acquisition and other underwriting expenses.” The following table shows the relationship between deferred acquisition costs (“DAC”) and unearned premium reserves (“UPR”) (dollars in thousands):

	As of December 31
	2004	2003
DAC	$5,061	$4,353
UPR	$30,573	$27,898
% of DAC costs to UPR	16.6%	15.6%

The following table depicts the income statement relationship between acquisition and other underwriting expenses to net premiums earned (dollars in thousands):

	For the Year Ended December 31
	2004	2003
Acquisition and other underwriting expenses	$10,104	$8,449
Net premiums earned	$72,846	$55,437
Total acquisition and other underwriting expenses as a percentage of net premiums earned	13.9%	15.2%

The difference between the 2004 balance sheet ratio of 16.6% and income statement ratio of 13.9% is primarily due to a reduction in 2004 of prior year underwriting expense accruals as detailed in Management’s Discussion and Analysis.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Investments, page G-24

111.	We note that for your private equity securities there is a quoted market value that is readily available. It does not appear that these types of securities would have quoted market prices. Please revise your disclosure accordingly.

Other invested assets consist of equity securities which are comprised of securities of a company in the banking industry whose securities are traded on the Over-the-Counter Bulletin Board on a limited basis. Quoted market values are readily available for these securities. These investments are recorded in the accompanying consolidate balance sheets at estimated fair value. Please see revised disclosure in the consolidated financial statements.

Assessments, page G-27

112.	We note that your accounting policy for assessments is to expense the guaranty fund when an insolvency takes place. We also refer to your disclosures on page 91, where you disclose the fact that since there was no assessment you reduced your assessment accrual. Please explain to us why you have an accrual established when it appears that no insolvency has taken place.

The disclosure in the consolidated financial statements has been updated to clarify the accounting policy utilized by EHC. As of December 31, 2004, we believed that an assessment would be made by the Security Fund on the 2004 premiums based on insolvencies that occurred during the year, the payment of claims by the Security Fund relating to previous insolvencies and that the Security Fund had historically incurred expenses to warrant an assessment from the company. In late March 2005, a notice was issued by the Security Fund indicating that the balance of the Security Fund at December 31, 2004 did not warrant an assessment. As such, the liability to the Security Fund was reduced by EHC.

Note 11. Employee Benefit Plans, page G-42

113.	In determining the weighted average assumptions that you used in your BlackScholes valuation model to value the options under your stock-based compensation arrangements, you appear to have estimated volatility, though there is no apparent market for the stock underlying your options. Please explain to us your consideration of the minimum value method detailed in paragraphs 139-142 of SFAS No. 123 and why you instead employed a valuation method that assumes estimated volatility. In addition, please disclose the expected option life and the estimated fair value for the options issued during the three years ended December 31, 2004.

We have estimated volatility in estimating the value of our options. We considered paragraphs 139-142 of SFAS No. 123 and noted that the guidance permits non-public entities to measure their options at the minimum value (i.e. expected volatility of effectively zero). However, we judgmentally determined that the fair value of our stock options should be estimated in accordance with paragraph 19 of SFAS No. 123 given our Board of Directors’ strategic intentions to explore a public offering of securities. Accordingly, we utilized volatility factors of 11.9%, 17.23%, and 32.95% for the years ended December 31, 2004, 2003, and 2002, respectively.

The disclosures in the consolidated financial statements have been updated to disclose the expected option life and the estimated fair value for the options issued during the three years ended December 31, 2004. During our review of the SFAS No. 123 disclosure, we noted a misapplication of the vesting period to the estimated compensation cost. Our revised disclosure includes the revised compensation cost.

If you have any questions or if you require additional documentation, please contact me at (610) 205-6028 or my partner Wesley R. Kelso at (717) 399-6632.

Sincerely,

Jeffrey P. Waldron